EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,
	2006		2005
Income before income taxes, losses in equity investments and minority interests	$310		$258

Fixed charges deducted from income:
Interest expense	136		116
Implicit interest in rents	13		13

	149		129

Earnings available for fixed charges	$459		$387

Interest expense	$136		$116
Capitalized interest	3		3
Implicit interest in rents	13		13

Total fixed charges	$152		$132

Ratio of earnings to fixed charges	3.0	x	2.9	x